Exhibit 99.2

Santiago, May 29, 2019.

GG.–199 / 2019

Mr.

Joaquín Cortez Huerta

Chairman

Financial Market Commission

Present

Ref.: Material Event Notice

For your consideration,

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Superintendency of Banks and Financial Institutions (“SBIF”), we inform the Commission of the following Material Event.

In compliance with the Transaction Agreement, executed on January 29, 2014 between Inversiones Corp Group Interhold SpA, Inversiones GASA Limitada (“GASA”, and together with Interhold, “CorpGroup”), Itaú-Unibanco Holding, S.A. (“Itaú Unibanco”), Corpbanca and Banco Itaú Chile, and amended on June 2, 2015 and on January 20, 2017 (hereinafter the “Transaction Agreement”), Itaú Unibanco has the obligation to transfer to Itaú Corpbanca, which has the obligation to acquire, 100% of the outstanding capital stock of MCC as provided to that effect and subject to other customary terms and conditions for this type of transactions.

On May 28th, 2019, Itaú Corpbanca’s Board of Directors resolved to approve the acquisition of MCC, including certain other related companies of MCC, in accordance with the Transaction Agreement and in compliance with Title XVI of Law No. 18.046 about Chilean Corporations.

The authorization to carry out this transaction is subject to regulatory approvals, including from the SBIF.

Sincerely,

Manuel Olivares Rossetti

Chief Executive Officer

Itaú Corpbanca